Regulatory Announcement

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RECEIVED

2007 MAY 17 A 9:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	16:00 09-May-07
Number	3193W

RNS Number:3193W
Tesco PLC
09 May 2007

SUPPL

ESOS - EXERCISE AND SALE

[redacted]

07023607

9 May 2007

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Company was notified that on 8 May 2007 the following Directors exercised options over Ordinary shares of 5p each in the Company under the Tesco Executive Share Option Scheme at an option price of 253.25p per share and sold a total of 997,056 Ordinary shares at the prices shown below.

Director	No of Shares	Option price	Sale price
D T Potts	434,353	253.25p	473.25p
P A Clarke	434,353	253.25p	468.50p
L Neville-Rolfe	128,350	253.25p	466.875p

This announcement is made in accordance with the requirements of DTR 3.1.4 R(1)(a) and DTR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Company Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

PROCESSED
MAY 2 1 2007
THOMSON FINANCIAL

This information is provided by RNS
The company news service from the London Stock Exchange

END

Jlw 5/18

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Regulatory Announcement

RECEIVED

2007 MAY 17 A 9:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Go to market news section

Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	16:10 09-May-07
Number	3261W

RNS Number:3261W
Tesco PLC
09 May 2007

9 May 2007

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Directors below were granted options yesterday over Ordinary Shares of 5p in the Company under the Company's Discretionary Share Option Plan, at an option price of 473.75 per share.

Director	No of Shares
P A Clarke	298,844
A T Higginson	298,844
T P Leahy	523,556
T J R Mason	298,844
D T Potts	298,844
R W P Brasher	278,627
L Neville-Rolfe	189,973

This announcement is made in accordance with the requirements of DTR 3.1.4 R(1)(a) and DTR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Company Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	16:16 09-May-07
Number	3263W

RNS Number:3263W
Tesco PLC
09 May 2007

9th May 2007

SHAREHOLDINGS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1. Tesco PLC has today been notified that on 04th May 2007 the Trustees of the Plan purchased Ordinary Shares of 5 pence each in the Company at a price of 4.7225p on behalf of the directors and persons discharging managerial responsibilities ('PDMRs') listed below:

Director / PDMR	Number of shares
R W Brasher	24
P A Clarke	24
A Higginson	24
T P Leahy	24
T J R Mason	24
L Neville-Rolfe	24
D T Potts	24

2. The Trustees transferred 145,411 Ordinary Shares of 5 pence each from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP 2 (unallocated shares). The transfer was made following the forfeiture of shares, under the rules of the Plan, by participants who have left the group since the last purchase. The Directors above, together with 150,000 other employees, are potential participants in the Plan and are to be treated as interested in the 2,155,274 shares held by Lloyds TSB Registrars Corporate Nominee Ltd AESOP2 (unallocated shares).

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Company Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL

Tel: 01992 644608

END

END